Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION, IDENTIFIED BY BRACKETED ASTERISKS [***], HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 25, 2024, by and between Mobivity Holdings Corp., a Nevada corporation (“Seller”), and SMS Factory, Inc., a Florida corporation (“Buyer”).

RECITALS

A. Seller operates an SMS/MMS text messaging platform business (the “Business”) and also is a provider of technology connecting mobile gaming audiences to real world brands and offers (the “Excluded Business”).

B. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Customer Accounts (defined below) and Buyer desires to assume from Seller, and Seller desires to assign to Buyer, the Assumed Liabilities (defined below), in each case for consideration and in accordance with the terms and conditions of this Agreement.

C. Buyer and Seller desire to enter into this Agreement in order to set forth their mutual understandings and agreements with respect to the foregoing.

D. Capitalized terms used but not defined in the context of the Section in which such term first appears shall have the meanings set forth in Section 7.8.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I. PURCHASE AND SALE OF ASSETS.

Section 1.1. Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, Seller hereby sells, transfers, assigns, conveys, and delivers to Buyer, and Buyer hereby purchases and acquires from Seller, all of the Acquired Assets, free and clear of all Liens. “Acquired Assets” means all right, title, and interest in and to all of the Seller’s SMS/MMS text messaging customer accounts, used in the operation of the Business, but specifically excluding the Excluded Assets, including the following:

(a) The accounts, contracts, customer records and agreements to which Seller is a party relating to the Business, including those listed on Exhibit A. and all associated rights of Seller (the “Customer Accounts”). Exhibit A. shall list the name of each Customer Account, the contact person for each account and related contact details, whether a contract exists for said Customer Account and whether, as of the Closing Date, Seller has received a prepayment from that customer.

Section 1.2. Excluded Assets. “Excluded Assets” means all other assets of Seller not used or useful in the operation of the Business, including any assets related to or used in or necessary for the Excluded Business.

Section 1.3. Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, Buyer agrees to assume and become responsible for the Assumed Liabilities as of the Closing. Buyer shall not assume or have any responsibility with respect to any Liability of Seller that is not an Assumed Liability. “Assumed Liabilities” means all obligations of Seller arising from and after Closing under the Contracts listed on Exhibit A.

Section 1.4. Excluded Liabilities. Notwithstanding anything to the contrary contained in Section 1.3. or elsewhere in this Agreement, Seller shall maintain sole responsibility of, and solely shall retain, pay, perform any Liabilities arising out of or relating to the operation of Seller’s Business prior to the Closing, any Liability of Seller under this Agreement or any other document executed in connection with the transactions contemplated hereby, including any Liability of Seller for expenses incurred by Seller or its affiliates in connection with this Agreement, or any Liability of Seller based upon Seller’s acts or omissions occurring after the Closing (collectively, the “Excluded Liabilities”).

Section 1.5. Purchase Price. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will assume the Assumed Liabilities and will pay to Sellers an amount equal to the following (collectively, the “Purchase Price”):

For a period of two (2) years following the Closing Date (the “Measurement Period”), Buyer shall pay Seller two (2) times the Gross Profit earned from each Customer Account (collectively, the “Earn-out Payment”), in accordance with Section 1.7. For the purposes of this Agreement, “Gross Profit” is defined as the Gross Revenues collected by Buyer from each Customer Account, less:

(i)	$0.001 for each SMS purchased by that customer; and

(ii)	$.01234 for each MMS purchased by that customer; and

(iii)	All applicable surcharges.

In the event that a customer shall have prepaid their Customer Account to Seller prior to the Closing Date, Buyer shall apply such pre-payment to that Customers Account and such pre-payment so applied shall be a further reduction in the Earn-out Payment owing to Seller.

Section 1.6 Pre-Payment of the Purchase Price. At Closing, Buyer will pay Seller $303,000 in cash by wire transfer of immediately available funds to a bank account designated in writing by Seller as a pre-payment of the Earnout Payments (the “Earnout Pre-Payment”).

Section 1.7. Earn-out Payment. Semi-annually, commencing on the date which is six (6) months from the Closing Date, and continuing on the same date in the 12th, 18th and 24th month following the Closing, Buyer shall pay Seller the Earn-out Payment by wire transfer of immediately available funds to a bank account designated in writing by Seller. Buyer shall apply, as a reduction, the Earnout Pre-Payment against each Earnout Payment due Seller until the Earnout Pre-Payment is exhausted. If, at the end of the Measurement Period, any amount of the Earnout Pre-Payment has not been applied to Earnout Payments made to the Seller, Seller shall refund the excess Earnout Pre-Payment to Buyer within thirty (30) days of the end of the Measurement Period. Buyer agrees and acknowledges that it will (i) not take or omit to take any action with the primary purpose of decreasing Gross Profit during the Measurement Period (or any other period which would impact the Gross Profit during the Measurement Period), and (ii) not, directly or indirectly, take any action or omit to take any action with the primary purpose of avoiding or reducing the Earn-Out Payment payable to Seller.

Section 1.8. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof by the remote exchange of electronic copies of documents and signatures, or at another date, time or place, as the parties may mutually agree. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.9. Closing Obligations.

(a) At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(1) an assignment of all of the Acquired Assets that are intangible personal property, which assignment shall also contain Buyer’s undertaking and assumption of the Assumed Liabilities (the “Assignment and Assumption Agreement”), in substantially the form of Exhibit B., duly executed by Seller;

(2) a certificate of the Chief Executive Officer of Seller certifying and attaching all requisite resolutions or actions of Seller’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and any other document relating to the transactions contemplated hereby.

(b) At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(1) the Earnout Pre-Payment;

(2) the Assignment and Assumption Agreement, duly executed by Buyer; and

(3) a certificate of the Secretary of Buyer certifying and attaching all requisite resolutions or actions of Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and any other document relating to the transactions contemplated hereby.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller hereby represents and warrants to Buyer as follows, as of the date of this Agreement, except as set forth in the Disclosure Schedules:

Section 2.1. Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and has all corporate power and authority necessary to own or lease its assets and to carry on the Business as currently conducted. Seller is duly qualified or licensed to do business and is in good standing in each of the jurisdictions where the nature of the Business makes such qualification necessary.

Section 2.2. Authority. Seller has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution, delivery and performance by Seller of this Agreement, and the consummation by Seller of the transactions contemplated hereby, have been duly and validly authorized by Seller’s board and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Seller and, assuming this Agreement constitutes the legal, valid and binding agreement of Buyer, constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms. Upon the execution and delivery by Seller of any other document to which Seller is a party in connection with this Agreement, each of such other documents will constitute the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 2.3. Non-Contravention; Filings and Consents.

(a) The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby do not and will not (with or without notice or lapse of time, or both):

(1) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Seller;

(2) contravene, conflict with or result in a violation or breach of any provision of any Law or Order;

(3) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or Default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of any Contract to which Seller is a party, or by which its properties or assets may be bound or affected or any Governmental Authority affecting, or relating in any way to the Business; or

(4) result in the imposition or creation of any Lien on, or with respect to, any of the Acquired Assets.

(b) The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller do not and will not require any Permit of, action by, filing with or notification to, any Governmental Authority. For purposes of this Agreement, “Governmental Authority” means any national, state or local, domestic or foreign or international, government or any judicial, legislative, executive, administrative or regulatory authority, tribunal, agency, body, entity or commission or other governmental, quasi-governmental or regulatory authority or agency, domestic or foreign or international.

Section 2.4. Litigation.

(a) There is no complaint, claim, action, suit, litigation, proceeding or governmental or administrative investigation pending or, to the Knowledge of Seller, threatened against or affecting Seller with regard to the Business, including in respect of the transactions contemplated hereby, whether by any owner of a Customer Account or any Governmental Authority. Seller is not subject to any outstanding Order that prohibits Seller from selling/assigning the Customer Accounts to Buyer.

(b) To the Knowledge of Seller, no event has occurred, or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any complaint, claim, action, suit, litigation, proceeding or governmental or administrative investigation by any owner of a Customer Account or any Governmental Authority.

Section 2.5. Compliance with Laws; Permits.

(a) Since January 1, 2020, Seller has not been in conflict with, in Default or, with notice, lapse of time or both, would be in Default, with respect to or in violation of any material (i) statute, law, ordinance, rule, regulation or requirement of a Governmental Authority (each, a “Law”), including but not limited to the Telephone Consumer Protection Act and the California Consumer Privacy Act or (ii) order, judgment, writ, decree or injunction issued by any court, agency or other Governmental Authority (each, an “Order”) applicable to Seller or by which any property or asset of Seller is bound or affected.

(b) Since January 1, 2020, Seller has not received any written notice:

(1) of any Default or violation as described in clause (a) above;

(2) of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to Seller; or

(3) from any Governmental Authority alleging that Seller is not in compliance with any Law or Order.

(c) Seller has all permits, licenses, orders, registrations, certificates, variances, authorizations, consents, approvals, franchises, and similar rights from Governmental Authorities required to conduct the Business as currently conducted (“Permits”) and such Permits are valid and in full force and effect. Seller is in compliance with the terms of such Permits and, as of the date of this Agreement, has not received written notice from any Governmental Authority threatening to revoke, or indicating that it is investigating whether to revoke, any such Permit.

Section 2.6. Customer Account Contracts.

(a) Exhibit A. lists as of the date hereof, and Seller has made available to Buyer true, correct and complete copies of each of the Customer Account contracts (each, a “Customer Account Contract”) to which Seller is a party.

(b) (i) each Customer Account Contract is valid and binding on Seller that is a party thereto and, to the Knowledge of Seller, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and to general equitable principles, and unless expired or terminated in accordance with its terms; (ii) Seller and, to the Knowledge of Seller, each other party thereto, have performed and complied with all obligations required to be performed or complied with by them under each Customer Account Contract; and (iii) there is no Default under any Customer Account Contract by Seller or, to the Knowledge of Seller, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a Default thereunder by Seller or, to the Knowledge of Seller, by any other party thereto.

Section 2.7. Brokers; Certain Expenses. No agent, broker, investment banker, financial advisor or other firm or Person, whose fees and expenses shall be paid solely by Seller, is or shall be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of Seller.

Section 2.8. Independent Investigation; Non-reliance. Seller represents that no representations or warranties have been made to Seller by Buyer other than the representations and warranties contained in this Agreement and that, in entering into the transactions contemplated by this Agreement, Seller is not relying upon any information other than that contained in this Agreement and the results of its own independent investigation.

Section 2.9 Employees. To the Knowledge of Seller, no current employee and over the past two (2) years no former employee of Seller is a party to, or is otherwise bound by, a contract or similar arrangement with any of the Customer Accounts regarding SMS/MMS text messaging.

Section 2.10 Customer Account Records. Seller’s Customer Account files and records, all of which have been made available to Buyer, are materially complete and correct and represent actual bona fide transactions and have been maintained in accordance with sound business practices. Following the Closing, and continuing through the end of the Measurement Period, upon a reasonable request by Buyer, upon notice and during normal business hours, Seller shall make its Customer Account records available to Buyer for review.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to Seller as follows, as of the date of this Agreement:

Section 3.1. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of Florida and has the requisite corporate power to carry on its business as now conducted.

Section 3.2. Authority. Buyer has all necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery of this Agreement by Seller, constitutes a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms against Buyer.

Section 3.3. Consents and Approvals. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby require no consent, approval, authorization or filing with or notice to any Governmental Authority other than any actions or filings the absence of which are not reasonably likely to prevent, materially delay or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 3.4. Non-Contravention. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Buyer; (ii) assuming compliance with the matters referred to in Section 3.3., contravene, conflict with or result in a violation or breach of any Law or Order; or (iii) require any consent or approval under, violate, conflict with, result in any breach of any loss of any benefit under, or constitute a change of control or Default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of any contract to which Buyer is a party, or by which its properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (ii) and (iii) of this section, as would not reasonably be expected to prevent, materially delay or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 3.5. Independent Investigation; Non-reliance. Buyer represents that no representations or warranties have been made to Buyer by Seller other than the representations and warranties contained in Article II of this Agreement and that, in entering into the transactions contemplated by this Agreement, Buyer is not relying upon any information other than that contained in Article II of this Agreement and the results of its own independent investigation.

ARTICLE IV. COVENANTS.

Section 4.1. Non-Solicitation.

(a) During the period of twenty-four months following the Closing (the “Restricted Period”), Seller shall not, directly or indirectly solicit the trade of, or trade with, any customer whose Customer Account is a part of the Acquired Assets such that the customer reduces the amount of business that it does (or, but for that solicitation, would do) with Buyer. Notwithstanding the foregoing, nothing in the Article IV shall prohibit Seller from operating the Excluded Business.

(b) If Seller shall be in breach of subsection (a) above, then the time period set forth in that subsection shall, as it relates to the breaching party, be extended by the length of time during which the breaching party is in breach of any of those provisions.

(c) Seller acknowledges and agrees that Buyer would be irreparably damaged if any of the provisions of this Section 4.1. are not complied with in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Section 4.1. and shall have the right to specifically enforce Section 4.1. and its terms and provisions against Seller in addition to any other remedy to which Buyer may be entitled under this Agreement, at Law or in equity.

(d) It is the intent of the parties that each provision of this Section 4.1. be adjudicated valid and enforced to the fullest extent permissible under the Laws and public policies of each jurisdiction in which adjudication of the validity or enforcement of Section 4.1. is sought. In furtherance of the foregoing, each provision of Section 4.1. shall be severable from each other provision, and any provision of Section 4.1. that is prohibited or unenforceable in any jurisdiction shall be subject to the following: (i) if the prohibited or unenforceable provision is contrary to or conflicts with any requirement of any statute, rule or regulation in effect in the jurisdiction, then the requirement shall be incorporated into, or substituted for, the prohibited or unenforceable provision to the minimum extent necessary to make the provision valid or enforceable; (ii) the Governmental Authority or arbitrator considering the matter is authorized to (or, if that Governmental Authority or arbitrator is unwilling or fails to do so, then the parties shall) amend the unenforceable provision to the minimum extent necessary to make the provision valid or enforceable, and the parties consent to the entry of an order amending the provision to that extent for that purpose; and (iii) if any unenforceable provision cannot be or is not reformed and made valid or enforceable under this Section 4.1., then the prohibited or unenforceable provision shall be ineffective in that jurisdiction to the minimum extent necessary to make the remainder of Section 4.1. valid or enforceable in that jurisdiction. Any application of the foregoing provisions to any provision of Section 4.1. shall not (x) affect the validity or enforceability of any other provision of Section 4.1. or (y) prevent the prohibited or unenforceable provision from being adjudicated valid or enforced as written in any other jurisdiction.

Section 4.2. Press Releases. Buyer and Seller shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or statement may be required by Law or any listing agreement with or rule of any national securities exchange or the OTC Markets.

Section 4.3. Payment of All Taxes Resulting from Sale of Assets by Seller. Seller shall pay in a timely manner all taxes resulting from or payable in connection with the sale of the Acquired Assets pursuant to this Agreement, regardless of the Person on whom such taxes are imposed by Laws. Under no circumstances shall this Section 4.3. be interpreted to (a) obligate Seller to pay the income Taxes of any of its shareholders or (b) create any rights, as a third-party beneficiary or otherwise, in favor of any Person other than Buyer or Seller.

Section 4.4. Customer and Other Business Relationships. No later than thirty (30) days after the Closing Date, Seller shall communicate with all of its Customer Accounts informing each such customer that Seller will no longer be in the Business as of December 31, 2024, and further advising each such customer of the sale of the Acquired Assets hereby. Seller will use its commercially reasonable efforts and cooperate with Buyer in Buyer’s efforts to continue and maintain for the benefit of Buyer those business relationships of Seller relating to the Customer Accounts and Business existing prior to the Closing. Seller will collect the Customer Account accounts receivable in a manner that is not detrimental to any of such relationships. Seller will refer to Buyer all inquiries relating to the Business after Closing.

Section 4.5. Retention of and Audit Rights to Records. After the Measurement Period, Buyer shall retain for a period two (2) years following the expiration or earlier termination of this Agreement those records of Seller relating to the Business delivered to Buyer. Buyer shall provide reasonable access to Seller, during normal business hours and on at least three days’ prior written notice, to Buyers records relating to the calculation and payment of the Earn-out Payments.

ARTICLE V. INDEMNIFICATION.

Section 5.1. Indemnification by Seller. Seller shall defend, indemnify and hold harmless Buyer and its respective directors, officers, employees and agents from and against any and all claims (including without limitation any investigation, action or other proceeding) and Liabilities that constitute, or arise out of or in connection with:

(a) Any breach of a representation or warranty of Seller contained in Article II of this Agreement, any exhibit, or any certificate or instrument delivered by Seller pursuant to this Agreement;

(b) any default by Seller in the performance or observance of any of its covenants or agreements under this Agreement; or

(c) any third-party claim based upon, resulting from or arising out of the Business of Seller conducted on or prior to the Closing Date.

Section 5.2. Indemnification by Buyer. Buyer shall defend, indemnify and hold harmless Seller and its respective directors, officers, employees and agents from and against any and all claims (including without limitation any investigation, action or other proceeding) and Liabilities that constitute, or arise out of or in connection with:

(a) Any breach of a representation or warranty of Buyer contained in Article III of this Agreement, any exhibit, or any certificate or instrument delivered by Buyer pursuant to this Agreement;

(b) any default by Buyer in the performance or observance of any of its covenants or agreements under this Agreement, including the payment of any Earn-out Payments; or

(c) any third-party claim based upon, resulting from or arising out of the Business, Acquired Assets or Assumed Liabilities conducted after the Closing Date.

Section 5.3. Survival of Representations and Warranties. All representations, warranties, and covenants made in this Agreement or in connection with the transactions contemplated in this Agreement shall survive the Closing until the one (1) year anniversary of the Closing Date; provided, however, that the representations and warranties in Section 2.1. (Organization and Corporate Power), Section 2.2. (Corporate Authorization), Section 2.3. (Non-Contravention); and Section 2.7. (Brokers); (collectively, the “Fundamental Representations”), shall survive until 60 days after the expiration of the applicable statute of limitations.

Section 5.4. Sole Recourse. Buyer’s sole and exclusive recourse with respect to Seller’s indemnification obligations set forth in Section 5.1 shall be limited to and offset against any Earn-out Payments owed and/or paid by Buyer to Seller and Seller shall have no Liability beyond the amount of any Earn-out Payments and Pre-Paid Earnout Payments actually received.

ARTICLE VI. [RESERVED.]

Article VII. MISCELLANEOUS.

Section 7.1. Entire Agreement; Assignment; Amendments. This Agreement (including the exhibits to this Agreement) constitute the entire agreement and supersede all oral agreements and understandings and all written agreements prior to the date hereof between or on behalf of the parties with respect to the subject matter hereof. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties hereto. This Agreement may be amended only by a writing signed by each of the parties, and any amendment shall be effective only to the extent specifically set forth in that writing.

Section 7.2. Severability; Expenses; Further Assurances. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible. Except as otherwise specifically provided in this Agreement, each party shall be solely responsible for the expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance and enforcement of this Agreement. The parties shall from time to time do and perform any additional acts and execute and deliver any additional documents and instruments that may be required by Law or reasonably requested by any party to establish, maintain or protect its rights and remedies under, or to effect the intents and purposes of, this Agreement.

Section 7.3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) upon confirmation of receipt by the addressee, if such notice or communication is delivered via email to the email address specified in this Section 7.3. or (b) upon receipt at address of the addressee specified in this Section 7.3., if such notice or communication is delivered by U.S. mail, courier or other physical delivery service. The addresses for such notices and communications shall be as follows:

If to Buyer, to:

SMS Factory, Inc.

11231 Highway US1, #432

North Palm Beach, FL 33408

E-mail: yuval@smsfactory.com

Attention: Yuval Madar, President

with a copy (which will not constitute notice to Buyer) to:

Ansell Grimm and Aaron

1500 Lawrence Avenue

Ocean, NJ 07712

E-mail: Rhibberd@Ansell.law

Attention: Roy Hibberd, Esq.

If to Sellers, to:

Mobivity Holdings, Inc.

3133 West Frye Road, Suite 215

Chandler, Arizona 85226

E-mail: bryce.daniels@mobivity.com

Attention: Bryce Daniels

with a copy (which will not constitute notice to Seller) to:

Faegre Drinker Biddle & Reath LLP

90 S. Seventh Street

Minneapolis, MN 55402

E-mail: steve.conley@faegredrinker.com

Attention: Steve Conley

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Rejection or other refusal to accept or the inability for delivery to be effected because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 7.4. Governing Law. This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of Florida, without giving effect to any choice or conflict of Law provision or rule (whether of the state of Florida or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the state of Florida.

Section 7.5. Headings. The descriptive headings in this Agreement are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 7.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. At the Closing, signature pages of counterparts may be exchanged by facsimile or by electronic transmittal of scanned images thereof, in each case subject to appropriate customary confirmations in respect thereof by the signatory for the party providing a facsimile or scanned image and that party’s closing counsel.

Section 7.8. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Default” means any breach or violation of, default under, contravention of, or conflict with, any contract, Law, Order, or Permit, any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any contract, Law, Order, or Permit, or any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any contract, Law, Order, or Permit.

“Disclosure Schedules” means the Disclosure Schedules attached to this Agreement and incorporated as if fully set forth herein.

“Knowledge of Seller” means the actual knowledge of Bryce Daniels, Jennifer Taylor and Jeff Michaels.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer and security interests of any kind or nature whatsoever.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint -stock company, trust, unincorporated association, joint venture or other entity or a Governmental Authority.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the date and year first above written.

BUYER: SMS Factory, Inc.

By:	/s/ Yuval Madar
Name:	Yuval Madar
Title:	President

SELLER: Mobivity Holdings Corp.

By:	/s/ Bryce Daniels
Name:	Bryce Daniels
Title:	Chief Executive Officer

EXHIBIT A. LIST OF ACCOUNTS

[***]

EXHIBIT B. ASSIGNMENT AND ASSUMPTION AGREEMENT

Assignment and Assumption Agreement

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”), dated as of September 25, 2024, is made and entered into by and between Mobivity Holdings Corp., a Nevada corporation (“Seller”) and SMS Factory, Inc., a Florida corporation, (“Buyer”).

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned to those terms in the Asset Purchase Agreement (as defined herein);

WHEREAS, Seller and Buyer have entered into an Asset Purchase Agreement, dated of even date herewith (the “Asset Purchase Agreement”), pursuant to which, on the terms and subject to the conditions of the Asset Purchase Agreement, Seller has agreed to sell, transfer, assign, convey and deliver to Buyer, and Buyer has agreed to purchase, acquire and accept from Seller, all of Seller’s right, title and interest in, to and under the Acquired Assets; and

WHEREAS, pursuant to the Asset Purchase Agreement, Buyer has agreed to assume and timely perform, pay and discharge in accordance with its respective terms, the Assumed Liabilities.

NOW THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

1.	This Assignment is executed, delivered and accepted pursuant to, and is subject to, the Asset Purchase Agreement. The Asset Purchase Agreement shall at all times govern the rights and duties of the parties with respect to the Acquired Assets and all interested parties are hereby given notice of its existence. If there is any conflict between the terms and provisions of this Assignment and those of the Asset Purchase Agreement, the terms of the Asset Purchase Agreement shall control.

2.	On the terms and subject to the conditions set forth in the Asset Purchase Agreement, Seller hereby sells, transfers, assigns, grants, conveys and delivers to Buyer, and Buyer hereby purchases, assumes, acquires and accepts from Seller, all of Seller’s right, title and interest in, to and under the Acquired Assets. Nothing herein contained shall be deemed to sell, transfer, assign, grant, convey or deliver the excluded Assets to Buyer, and Seller shall retain all right title and interest to, in and under the Excluded Assets.

3.	Pursuant to the terms and subject to the conditions set forth in the Asset Purchase Agreement, Seller hereby contributes, conveys, transfers, and assigns, and Buyer hereby assumes and agrees to timely perform, pay, discharge, or otherwise satisfy, the obligations of the customer List of Accounts attached hereto as Exhibit A.

4.	This Assignment shall be governed by the provisions of the Asset Purchase Agreement, unless the context otherwise requires, including but not limited to the representations, warranties, covenants, agreements and indemnities relating to the Acquired Assets, and the provisions concerning severability, construction, enforcement, governing law and jurisdiction.

5.	This Assignment shall be binding upon and inure to the benefit of Buyer and Seller and their respective successors and permitted assigns. Nothing in this Assignment, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Assignment.

6.	This Assignment may not be modified or amended except by a written instrument signed by the parties. In addition, no waiver of any provision of this Assignment shall be binding unless set forth in a writing signed by the party granting the waiver. Any waiver shall be limited to the circumstance or event specifically referenced in the written waiver document and shall not be deemed a waiver of any other term of this Assignment or of the same circumstance or event upon any recurrence thereof.

7.	This Assignment may be executed in multiple counterparts, each of which shall be deemed to be an original hereof, but all of which, taken together, shall constitute one and the same agreement as of the date hereof. Any delivery of signature pages of counterparts by way of facsimile or by electronic transmittal of scanned images thereof shall constitute delivery hereof, in each case subject to appropriate customary confirmations in respect thereof by the signatory for the party providing a facsimile or scanned image.

8.	Neither the failure of any party hereto to exercise any right, power or remedy provided under this Assignment or to insist upon compliance by any other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof, shall constitute a waiver by such party of its right to exercise any such right, power or remedy or to demand such compliance.

(signatures on next page)

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed by their duly authorized representatives as of the date first above written.

Seller: Mobivity Holdings Corp.	Buyer: SMS Factory, Inc.

By: Yuval Madar, President	By: Bryce Daniels, CEO

Signature Page to Assignment and Assumption Agreement

EXHIBIT A. LIST OF ACCOUNTS

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